82-4506

CHOHUNG BANK



03029703



August 27, 2003

03 SEP -2 AM 7:21

NOTICE OF RESOLUTION OF EXTRA ORDINARY MEETING OF SHAREHOLDERS

I, being a duly authorized officer of Chohung Bank, hereby notify the resolution of the Extra Ordinary Meeting of Shareholders.

The following members of the Board of Directors were elected by shareholders;

SUPPL

* Standing Director

Name	Age	Work Experience
Dong Soo Choi	57	Director and Deputy President, Chohung Bank Director, LG Merchant Bank

* Non-Standing Director

Name	Age	Position outside the Bank
Young Hwi Choi	58	CEO & President, Shinhan Financial Group

By : [signature]

Hee-Sung Park
Head of Investor Relations Dept.

dlw 9/3